[eGain Communications Corporation]

May 9, 2006

VIA ELECTRONIC TRANSMISSION

Mr. Brad Skinner

Accounting Branch Chief

United States Securities and Exchange Commission

Mail Stop 7010

450 Fifth Street, N.W.

Washington, D.C. 20549-7010

Re:	eGain Communications Corporation (File Number 000-30260) Form 8-K filed February 8, 2006

Ladies and Gentlemen:

On behalf of eGain Communications Corporation (the “Company”) this is a response to the staff (the “Staff”) of the Securities and Exchange Commission’s letter of April 25, 2006. We understand and agree with the Commission’s efforts to assist filers in their efforts to comply with the applicable disclosure requirements and hope that the Commission will accept our response to your letter as our best efforts to comply with the Staff’s comments and suggestions.

As requested, our references parallel your letter and any abbreviations used in this letter coincide with those used in the Form 8-K.

Form 8-K Filed February 8, 2006.

1.	We note the proposed disclosure you provided in your response to prior comment number 5 and note that the proposed disclosures do not appear to sufficiently reflect the guidance in Question 8 of the FAQ. In this regard, we do not believe you have provided substantive reasons why the non-GAAP measures provide useful information to investors. Similarly, you do not appear to have disclosed the material limitations associated with the use of the non-GAAP measures or the manner in which you compensate for these limitations. Please provide us with proposed disclosures that fully address the concerns raised in prior comment number 5 in the event that you intend to present non-GAAP information in the future. Please not that any disclosure should address, with appropriate specificity, each measure and adjustment presented.

2.

Your proposed disclosure indicates that you have excluded items that have no cash impact on your results and that the non-GAAP measure is useful to “provide insight into what portion of the company’s expenses do not have near term impact on the company’s

Mr. Brad Skinner

United States Securities and

    Exchange Commission

May __, 2006

cash balances.” It is unclear from your response whether these are non-GAAP liquidity measures that should be reconciled to cash flow from operations calculated in accordance with GAAP. Please clarify and revise your proposed disclosure accordingly.

3.	Please explain to us why you believe the exclusion of certain expenses helps focus on “core operating results.” In this regard, we note that you should specifically define any reference to “core operating results” as companies and investors may differ as to what this term represents and how it should be determined.

Response: The Company notes the Staff’s comments and has, after careful consideration and in discussions with its board of directors and accounting advisors, determined that at the present time the use of non-GAAP financial information is not necessary for the Company’s investors to understand the GAAP financial information. The Company directs the Staff to the Company’s most recent Current Report on Form 8-K filed on May 8, 2006 reporting the Company’s financial results for its third fiscal quarter, in which the Company has elected to present only GAAP financial information.

In connection with the foregoing response, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions or comments regarding any matters with respect to this letter may be directed to the undersigned at (650) 230-7455. Comments can also be sent via facsimile at (650) 230-7600.

Yours truly,

Eric Smit

Chief Financial Officer

cc:	Christine Davis, Staff Accountant

Mark Kronforst, Senior Staff Accountant